Exhibit 16.1

Coinmach Laundry Corporation and Subsidiaries

CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS
(In thousands of dollars, except per share data)

	March 31,
	2004	2003
Assets
Deferred income tax	$1,974	$1,840
Other assets (principally investment in and amounts due from wholly owned subsidiaries)	94,321	100,900

Total assets	$96,295	$102,740

Liabilities and stockholders’ deficit
Redeemable preferred stock — $2.5 million par value; 82 shares authorized; 74.89 shares issued and outstanding (liquidation preference of $265,914 at March 31, 2004)	$265,914	$241,200

Total liabilities	265,914	241,200
Commitments and contingencies
Stockholders’ deficit:
Common stock — $25 par value; 76,000 shares authorized; 66,825.83 shares issued and outstanding in 2004 and 66,858.83 shares issued and outstanding in 2003	1,674	1,675
Capital in excess of par value	3,515	3,519
Carryover basis adjustment	(7,988)	(7,988)
Accumulated other comprehensive loss, net of tax	(2,006)	(2,007)
Accumulated deficit	(164,728)	(133,397)
Deferred compensation	(86)	(262)

Total stockholders’ deficit	(169,619)	(138,460)

Total liabilities and stockholders’ deficit	$96,295	$102,740

See accompanying notes.

Exhibit 16.1 (continued)

Coinmach Laundry Corporation and Subsidiaries

CONDENSED FINANCIAL INFORMATION — (continued)

CONDENSED STATEMENTS OF OPERATIONS
(In thousands of dollars)

	Year Ended March 31,
	2004	2003	2002
Costs and expenses:
General and administrative	$704	$999	$1,098
Amortization of intangibles	—	—	168

	704	999	1,266

Operating loss	(704)	(999)	(1,266)
Interest expense – Preferred Stock	24,714	—	—

Loss before income taxes and equity in net loss of subsidiaries	(25,418)	(999)	(1,266)

Benefit for income taxes:
Current	1	38	—
Deferred	(134)	(125)	(296)

	(133)	(87)	(296)

Loss before equity in net loss of subsidiaries	(25,285)	(912)	(970)
Equity in net loss of subsidiaries	(6,046)	(2,288)	(41,365)

Net loss	(31,331)	(3,200)	(42,335)
Preferred stock dividends	—	(20,838)	(20,423)

Net loss attributable to common stockholders	$(31,331)	$(24,038)	$(62,758)

Net loss per common share	$(468.71)	$(359.41)	$(945.90)

Weighted average common shares	66,845.62	66,881.39	66,347.60

See accompanying notes.

Exhibit 16.1 (continued)

Coinmach Laundry Corporation and Subsidiaries

CONDENSED FINANCIAL INFORMATION — (continued)

CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year Ended March 31,
	2004	2003	2002
Operating activities
Net loss	$(31,331)	$(3,200)	$(42,335)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in net loss of subsidiaries	6,046	2,288	41,365
Amortization of intangibles	—	—	168
Deferred income taxes	(134)	(125)	(296)
Interest expense – Preferred Stock	24,714	—	—
Stock based compensation	176	338	530
Change in operating assets and liabilities, net of businesses acquired:
Other assets	(294)	(153)	(258)
Inventories and prepaid expenses	—	78	(30)

Net cash used in operating activities	(823)	(774)	(856)

Financing activities
Net repayments from subsidiary	827	989	1,356
Repayments of bank and other borrowings	—	(250)	(500)
Receivables from stockholders	(4)	35	—

Net cash provided by financing activities	823	774	856

Net increase in cash and cash equivalents	—	—	—

Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—

See accompanying notes.

Exhibit 16.1 (continued)

Coinmach Laundry Corporation and Subsidiaries

CONDENSED FINANCIAL INFORMATION — (continued)
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Basis of Presentation

In Coinmach Laundry Corporation (“Laundry Corp.”)-only financial statements, Laundry Corp.’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since date of acquisition. Laundry Corp.-only financial statements should be read in conjunction with Laundry Corp.’s consolidated financial statements.

2. Redeemable Preferred Stock and Stockholders’ Deficit

In August 2003, Laundry Corp. effected a two thousand five hundred-for-one reverse stock split for its Common Stock and its Preferred Stock, as defined herein. All outstanding share amounts in the accompanying condensed financial statements and related notes have been retroactively adjusted to reflect the reverse stock split.

Pursuant to a merger agreement, all of the issued and outstanding capital stock of Laundry Corp. was cancelled, and Laundry Corp. issued (i) 20.77 shares of Class A preferred stock accruing cash dividends on a quarterly basis at an annual rate of 12.5% (which increases to 14% on November 15, 2002) on the sum of the liquidation value thereof plus accumulated and unpaid dividends thereon (the “Class A Preferred Stock”), (ii) 53.84 shares of Class B preferred stock accruing cash dividends on a quarterly basis at an annual rate of 8% on the sum of the liquidation value thereof plus accumulated and unpaid dividends thereon (the “Class B Preferred Stock” and, together with the Class A Preferred Stock, the “Preferred Stock”) and (iii) 59,823.30 shares of common stock, par value $2.50 per share (the “Common Stock”). The Preferred Stock does not have voting rights, has a liquidation value of $2.5 million per share and is mandatorily redeemable on July 5, 2010.

The issuance of Preferred Stock and Common Stock generated proceeds of approximately $186.5 million and $15.0 million, respectively, in each case before expenses.

In May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. This standard requires, among other things, that any of various financial instruments that are issued in the form of shares that are mandatorily redeemable on a fixed or determinable date be classified as liabilities, any dividends paid on the underlying shares be treated as interest expense, and issuance costs should be deferred and amortized using the interest method. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 for Laundry Corp.). As required by SFAS No. 150, accrued and unpaid dividends prior to adoption of SFAS No. 150 have not been reclassified to interest expense. Effective April 1, 2003, dividends on the Preferred Stock have been classified as interest expense. For the year ended March 31, 2004, Laundry Corp. has recorded approximately $24.7 million of Preferred Stock dividends as interest expense. The Preferred Stock is carried at the amount of cash that would be paid under the respective agreement if the shares were repurchased or redeemed at the reporting date.

Pursuant to Laundry Corp.’s equity participation plan (the “Equity Participation Plan”), loans were extended by Laundry Corp. (the “EPP Loans”) to certain employees of its wholly-owned subsidiaries for the purchase of Common Stock at a fixed price per share equal to the fair market value of such Common Stock at the time of issuance as determined by the board of directors of Laundry Corp.. Additionally, members of senior management of Laundry Corp. were eligible to acquire Class B Preferred Stock. Pursuant to the terms of the Equity Participation Plan, the Preferred Stock is fully vested at the time of purchase and the Common Stock vest over a specified period, typically over four years.

Exhibit 16.1 (continued)

Coinmach Laundry Corporation and Subsidiaries

CONDENSED FINANCIAL INFORMATION — (continued)
NOTES TO CONDENSED FINANCIAL STATEMENTS

2. Redeemable Preferred Stock and Stockholders’ Deficit (continued)

Activity in the EPP is summarized as follows:

		Weighted	Class B	Weighted
	Common	Average	Preferred	Average
	Stock	Price	Stock	Price
Balance at March 31, 2001	5,835.39	$250	0.28	$2,500,000
Issued	1,265.14	250	0.28	2,500,000
Forfeited	(20.00)	250	0.28	2,500,000

Balance at March 31, 2002	7,080.53	250	0.28	2,500,000
Issued	–	–	–	–
Forfeited	(45.00)	250	0.28	2,500,000

Balance at March 31, 2003	7,035.53	250	0.28	2,500,000
Issued	–	–	–	–
Forfeited	(33.00)	–	–	–

Balance at March 31, 2004	7,002.53	250	0.28	2,500,000

Vested at March 31, 2004	5,961.18	250	0.28	2,500,000

The EPP Loans are payable in installments over ten years and accrue interest at a rate of 7% per annum. There are no shares reserved for future issuance. The Equity Participation Plan contains certain restrictions on the transfer of such Common Stock and Class B Preferred Stock.

The installments of the EPP Loans were forgiven by Laundry Corp.. As a result, such loans are considered non-recourse and therefore treated as an award of stock requiring the recognition of compensation expense. Such expense is measured at fair value as of the time the stock award vests and is subsequently remeasured for changes in fair value until such time as the measurement date is established (upon forgiveness or repayment of the entire loan). Laundry Corp. has recorded compensation expense of approximately $176,000, $338,000 and $530,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

3. Commitments and Contingencies

Laundry Corp. is a party to various legal proceedings arising in the ordinary course of business. Although the ultimate disposition of such proceedings is not presently determinable, management does not believe that adverse determinations in any or all such proceedings would have a material adverse effect upon the consolidated financial position, results of operations or cash flows of Laundry Corp.

In connection with insurance coverages, which include workers’ compensation, general liability and other coverages, annual premiums are subject to limited retroactive adjustment based on actual loss experience.